Law Offices of Stephen M. Fleming PLLC
403 MERRICK AVENUE, 2ND FLOOR  EAST MEADOW NY 11554
TEL  516 902 6567   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

March 5, 2008

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:      NP Capital Corp.
Amendment No. 1 to Registration Statement on Form SB-2
Filed February 1, 2008

Dear Ms. Fisher:

This firm is counsel to NP Capital Corp. (the “Company”). Below, please find our responses to your February 20, 2008 comment letter.

Prospectus Summary

1.         We note your deletion of the word "development" in your Prospectus Summary.Throughout your document, however, you continue to indicate that you will developproducts. Expand the summary to more specifically describe for investors your currentplans. For example, it appears that the development and maintenance of solar parks would require a significant level of expertise and capital that is not currently available to you.

Response

We have revised the prospectus as requested.

Description of Private Placements

2.         Please clarify to state, if true, that the shares that are being registered for resale wereissued or underlie warrants that were issued in the private placements described under thecaption.

Response

We have made the requested revision.

Risk Factors

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
February 28, 2008

3.         While you have made some changes in response to comment 7, please continue to reviserisk factors so they accurately reflect the current status of your business. Please clearlydisclose that you currently have no customers, suppliers, or products to sell.

Response

We have revised the prospectus as requested.

Management’s Discussion and Analysis
Company Description and Overview

4.         With regard to the note, disclose more specifically the repayment terms and whether anypayments were made to NP Capital since March 2007, when it was sold to a companycontrolled by Paul Cox.

Response

We have revised the description to provide the repayment terms and the status of requiredpayments.

Liquidity and Capital Resources

5.         Please explain the basis for your statement that your current cash reserves will allow youto maintain operations through October 31, 2008, when your expected cash requirementswill be approximately $1.75 million.

Response

We have revised to state that our current cash reserves will allow us to continue inoperations through May 31, 2008 and if we raise $1,500,000 in capital then we expect tocontinue in operations through October 2008.

6.         We note the statement in the last paragraph regarding your intent "through me year" toadd staff and your statement that staff increases will precede revenue generation.Reconcile those statements with your disclosure on page 25 that you believe you will begin generating revenue "in the spring of 2008."

Response

The Company is presently seeking candidates to fill its COO and CTO positions as well as various sales and marketing positions.  It expects to fill these positions prior to revenuegeneration in Spring of 2008.  We have revised the language to state that we “expect, although we cannot guarantee, that most of these staff additions will precede revenue  generation.”

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
February 28, 2008

Recent Financing & Events

7.         Please disclose, if true, that your agreement with Bangkok Solar is for a trial period of 12months.  Also, in an appropriate location in the Business section, describe the materialterms of this agreement, when Bangkok Solar anticipates receiving UL approval, and why the agreement is “subject to due diligence and legal review.

Response

We have revised in this section and in the Business section the description of theBangkok Solar agreement

Business
Overview

8.         Please provide more specific information regarding your belief that you will beging enerating revenues in the spring of 2008.

Response

The belief that the Company will commence sales of solar panels in the spring of 2008 is based on customer interest as well as the expected timing for the Company’s ability to sell solar panels manufactured by Bangkok Solar based on their current UL certification which is expected to be completed by the end of March, 2008.

9.         You indicate that you will fund your working capital requirements so that you may begingenerating revenues by spring of 2008 by selling your stock. Please reconcile this withyour disclosure on page 23, which seems to state that your cash reserves will allow you to maintain operation through October 31, 2008. Also, discuss what impact this registration of shares for resale by existing holders could have on your ability to also sell shares.

Response

We have revised the disclosure on page 23 to indicate that we need to raise capital to maintain our operations through October 2008.  Further, we also discuss the effect of the resale of the selling stockholders on the Company’s ability to sell shares.

Solar Park Design and Development

10.       Disclose whether you currently have the level of technical expertise to provide theengineering and construction management services and the amount of capital you believewould be necessary for you to enter this business line.

Response

We have revised this section as requested.

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
February 28, 2008

Directors and Executive Officers

11.       Please update this section to include biographical information for Ms. Christensen andMs. Jones. Also include them in the security ownership by management table on page 32.

Response

Ms Christensen and Ms. Jones have elected to not join the Company.

Director and Executive Officers Compensation

12.       Please disclose the vesting schedule for the 250,000 shares of restricted stock issued to Mr. Surette.

Response

We have revised to discuss the vesting schedule.

Executive Compensation

13.       Expand to include the compensation table required by Item 402 of Regulation S-K thatdiscloses all compensation, including stock and consulting fees, paid to your CEO duringyour latest fiscal year.

Response

We have revised the executive compensation table as requested.

Certain Relationships and Related Transactions

14.       Please disclose when the 1,800,000 shares to Messrs. Dodak, Fann, and Cox as well asthe 1,800,000 shares to Mr. Holt were issued.

Response

We have revised to state the dates of the issuances.

15.       As previously requested, please disclose:

•	The individual percentage ownership of Messrs. Dodak, Fann and Cox in Evortus in 2006
•	The interest on the note paid to date.

Response

We have revised to include the percentage owned by the parties in Evortus, through the period we knew the ownership % and also included the interest paid on the note to date.

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
February 28, 2008

16.       You state on page 31 that the remaining note is for $68,100. Please reconcile this with thePromissory Note in exhibit 4-1, which is for S97,500. We note that the 568,100 amount you reference applies, according to Schedule C of exhibit 4.2, if the Note is paid within 90 days, which did not happen.

Response

The Company wrote down the note to $68,100. The current outstanding balance is $97,500.

Selling Stockholders

17.       Please revise footnote (1) to clarify, if true, that the "Total Shares Registered Pursuant tothis Offering" reflects shares outstanding and shares underlying warrants. Explain whyyou include a reference in the footnote to "secured convertible notes."

Response

We have revised footnote 1 to remove the reference to notes.  The footnote is correct.

Report of Independent Registered Public Accounting Firm

18.       Please have your auditor revise his report to refer to the restatement referred to on pageF-10- See AU 561.06a for guidance- Also please tell us their consideration of dual datingtheir audit report.

Response

The Company’s auditors have updated their report to refer to the restatement and have dual dated their report for Note 10, which describes the restatement.

Balance Sheets

19.       Please refer to prior comment 27. Revise to clearly disclose the "accumulated deficit" as"deficit accumulated during the development stage" to comply with paragraph 11(a)of SFAS 7. Please alsoapply this comment to the balance sheet on page F-11.

Response

We have revised to clearly disclose the "accumulated deficit" as "deficit accumulatedduring the development stage"

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
February 28, 2008

20.       In this regard, we note that the stockholders' equity portion of the balance sheet does notagree to the restated financial information presented in Note 10 on page F-10. Please revise the balance sheet to conform. We will review the restated information when it is properly reflected in your financial statements. Please also apply this comment to your balance sheet on page F-l 1 as it does not agree to Note l on page F-20.

Response

We have revised the balance sheet and all respective statements to conform and beproperly reflected.

Statement of Operations

21.       We note that the statement of operations for the periods "since inception to July 31,2006" and "since inception to July 31, 2007" do not agree to the restated financial information, presented in Note 10 on page F-10. Please revise the statement of operations to conform. Please also apply this comment to your statement of operation on page F-l 2 as it des not agree to Note 10 on page F-20.

Response

We have revised the statement of operations and all respective statements to conform andbe properly reflected.

Statement of Stockholders Equity

22.       We see that there are various mathematical and typographical errors presented in thisstatement. Please revise the statement to be mathematically accurate and to conform tothe restated financial information included in Note 10 on page F-10. Also apply this comment to page F-13 as total stockholders equity at July 31, 2006 is not mathematically accurate.

Response

We have revised the statement of equity and all respective statements to conform and beproperly reflected.

Statement of Cash Flows

23.       We note that you have restated your statements of operations for the periods of inceptionto July 31, 2006 and inception to July 31, 2007. Please revise the statement of cash flowsfor these periods to conform to the restated net loss presented in Note 10 on page F-l 0-

Response

We have revised the statement of cashflows and all respective statements to conform andbe properly reflected.

Peggy Fisher, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
February 28, 2008

Note 10. Restatement

24.       Please revise the filing to disclose the impact of the restatement on your statements ofcash flows.

Response

We have revised the Note 10 to disclose the impact of the restatement  in the statement ofcash flows and all respective statements to conform and be properly reflected.

Statement of Stockholders’ Equity

25.       Please refer to prior comment 28- We note your response to our comment and revision lopage F-4. However, please revise to provide details of the date of each share issuance andthe basis for assigning amounts for each issuance of non-cash consideration as required by paragraph 11(d) of SFAS 7 consistent with the revisions made to page F-4.

Response

We have revised the statement of equity to provide details of the date of each share issuance and the basis for amounts of each issuance of non-cash consideration.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

/s/ Stephen M. Fleming
Stephen M. Fleming